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                                                                  EXHIBIT (a)(8)

FOR IMMEDIATE RELEASE
                                          CONTACT:
                                          Kristen Fuller, VP Corporate Marketing
                                          C-ATS Software Inc.
                                          (650) 354-0419

                                          David Gilbert, President
                                          C-ATS Software Inc.
                                          (650) 321-3000

C-ATS SOFTWARE INC. ANNOUNCES
AGREEMENT TO BE ACQUIRED BY MISYS plc

PALO ALTO, CA, DECEMBER 14, 1998 - C-ATS Software Inc. (NASDAQ: CATX) and Misys plc, a company publicly traded on the London Stock Exchange, jointly announced today that they have signed a merger agreement pursuant to which Misys intends to acquire all of the outstanding stock of C-ATS at $7.50 per share, or approximately $60 million. This purchase price represents a premium of 60% over the closing price of C-ATS' shares on December 11, 1998. To implement the agreement Misys will commence a cash tender offer within five business days. The completion of the offer is subject to a number of customary conditions.

C-ATS Software provides specialist risk management products for financial institutions worldwide. C-ATS' CARMA(R) product provides risk management functions which enable financial institutions to measure and predict firm-wide exposure to market, credit and liquidity risk. Misys plans to integrate the CARMA product with Misys' existing risk management products, Global Manager/Risk Vision (GM/RV), to enable it to offer an integrated risk analytics and credit limits management package. C-ATS also offers the C-atalyst product which provides front office solutions for structuring, pricing, trading and simulating complex derivative instruments and back office capabilities for processing, settlement, accounting and reporting.

C-ATS' business complements the existing products sold through Misys' subsidiary, Midas-Kapiti International Limited (MKI). The combination of C-ATS and MKI's existing risk management operations into a single business will create one of the largest enterprise risk

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C-ATS Software Inc. Announces Agreement to be Acquired by Misys/2


management businesses in the world, incorporating market leading products in data warehousing, market, liquidity and counterparty credit risk management for financial institutions worldwide. This market is predicted to be one of the fastest growing segments of the market for banking information technology products.

Kevin Lomax, Chairman of Misys, said today, "The acquisition of C-ATS will enhance Misys' capability to provide multi-product, linked information technology solutions to the banking industry. The combination of C-ATS' products with MKI's existing risk management products will enable Misys to offer the most advanced enterprise risk management software product suite to a marketplace which is predicted to have excellent growth potential. C-ATS' products will also complement Misys' other existing banking packages and furthermore should benefit significantly from the enhanced distribution prospects that Misys can provide through its international branch network of 31 offices. We are very excited by the prospects for C-ATS within the Misys group."

Consummation of the merger is conditioned on, among other things, the tender of at least a majority of the outstanding stock of C-ATS in the tender offer which will expire on or about January 19, 1999. Documents relating to the tender offer are expected to be sent to shareholders on or before December 21, 1998. Shares not purchased in the tender offer will be acquired in a subsequent merger at the same price as soon as practicable after completion of the tender. On completion of the acquisition, C-ATS Software Inc. will become a wholly owned indirect subsidiary of Misys plc. Shareholders owning approximately 22% of the outstanding stock of C-ATS have entered into binding agreements to tender their shares.



This press release may contain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements with respect to the completion of the acquisition by Misys plc. Actual results could differ materially from those projected in the forward-looking statements.


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CARMA is a registered trademark of C-ATS Software Inc.